SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Panhandle Oil and Gas, Inc.

(Name of Issuer)

Class A Common Stock (Voting), $0.0166 par value per share

(Title of Class of Securities)

698477 10 6

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 18 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
   Robert E. Robotti
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 765,695
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 765,695

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    765,695

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    9.1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
   Robotti & Company, Incorporated
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 66,684
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 66,684

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    66,684

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons.
    Robotti & Company, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Source of Funds
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 10,800
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 10,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     10,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
      Less than 1%

14. Type of Reporting Person (See Instructions)
     OO, BD

1. Names of Reporting Persons.
    Robotti & Company Advisors, LLC
    I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

---

3. SEC Use Only

---

4. Source of Funds
    WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 50,544
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 50,544

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     50,544

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

---

13. Percent of Class Represented by Amount in Row (11)
     Less than 1%

---

14. Type of Reporting Person (See Instructions)
     OO, IA

1. Names of Reporting Persons.
    Suzanne Robotti
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Source of Funds
    PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: 18,000
Shares Beneficially	8. Shared Voting Power: -0-
Owned by Each	9. Sole Dispositive Power: 18,000
Reporting Person With	10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    18,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    IN

1. Names of Reporting Persons.
   Kenneth R. Wasiak
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 681,011
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 681,011

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    681,011

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    8.1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    Ravenswood Management Company, L.L.C.
    I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [   ]
    (b)   [   ]

---

3. SEC Use Only

---

4. Source of Funds
    AF

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

---

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 681,011
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 681,011

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     681,011

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

---

13. Percent of Class Represented by Amount in Row (11)
     8.1%

---

14. Type of Reporting Person (See Instructions)
     OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)   [   ]
   (b)   [   ]

---

3. SEC Use Only

---

4. Source of Funds
   WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

---

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 452,027
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 452,027

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    452,027

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

---

13. Percent of Class Represented by Amount in Row (11)
    5.4%

---

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
    Ravenswood Investments III, L.P.
    I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [   ]
    (b)   [   ]

---

3. SEC Use Only

---

4. Source of Funds
    WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

---

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 228,984
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 228,984

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     228,984

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

---

13. Percent of Class Represented by Amount in Row (11)
      2.7%

---

14. Type of Reporting Person (See Instructions)
     PN

This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Statement on Schedule 13D (the "Initial Statement") relating to shares of Class A Common Stock (voting), $0.0166 par value (the "Common Stock"), of Panhandle Oil and Gas, Inc. (the "Issuer") filed on May 10, 2004 with the Commission as amended by Amendment No. 1 thereto, filed on December 27, 2006, with the Commission. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 1.   **Security and Issuer**

Item 1 of the Initial Statement is hereby amended and restated to read as follows:

This Statement relates to shares of Class A Common Stock (voting), $0.0166 par value (the "Common Stock"), of Panhandle Oil and Gas, Inc (the "Issuer"). The address of the Issuer's principal executive office is Grand Centre, Suite 300, 5400 North Grand Boulevard, Oklahoma City, OK 73112.

Item 2.   **Identity and Background**

Item 2 of the Initial Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti.

Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC and RI. RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RIC, RMC and RI is 52 Vanderbilt Avenue, New York, New York, 10017. RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York, New York, 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e). None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 5,340 shares of the Common Stock held by ROBT is $15,343.75 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital.

The aggregate purchase price of the 10,800 shares of the Common Stock held by Robotti & Company is $150,826.67 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 50,544 shares of the Common Stock held by Robotti Advisors is $112,020.68 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 18,000 shares of the Common Stock held by Suzanne Robotti is $19,705.61 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal fund.

The aggregate purchase price of the 452,027 shares of the Common Stock held by RIC is $4,148,541.08 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 228,984 shares of the Common Stock held by RI is $2,805,284.38 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of August 21, 2007, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)(6)(7)(8)	765,695	0	765,695	9.1%
ROBT (1)(2)	66,684	0	66,684	**
Robotti & Company (1)(3)	10,800	0	10,800	**
Robotti Advisors (1)(4)	50,544	0	50,544	**
Suzanne Robotti (1)(5)	18,000	18,000	0	**
Wasiak (1)(7)(8)	681,011	0	681,011	8.1%
RMC (1)(7)(8)	681,011	0	681,011	8.1%
RIC (1)(7)	452,027	0	452,027	5.4%
RI (1)(8)	228,984	0	228,984	2.7%

[*] Based on 8,422,529 shares of Common Stock (voting), $0.0166 par value, outstanding as of August 6, 2007, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for period ended June 30, 2007
[**] Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition, of 5,340 shares of Common Stock owned by ROBT.

(3) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 10,800 shares of Common Stock owned by the discretionary customers of Robotti & Company.

(4) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 50,544 shares of Common Stock owned by the advisory clients of Robotti Advisors.

(5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition, of 18,000 shares of Common Stock.

(6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.

(7) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 452,027 shares of Common Stock owned by RIC.

(8) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 228,984 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made by RIC and RI in the open market.

Transactions in Shares Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
RIC	08/14/2007	81,482	BUY	$23.50
RI	08/14/2007	81,841	BUY	$23.50

(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and restated to read as follows:

Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of August 21, 2007 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The Joint Filing Agreement is filed herewith as Exhibit 3 and incorporated herein by reference.

Item 7.   Materials To Be Filed As Exhibits

          The following documents are filed herewith or have been previously filed:

1.   Joint Filing Agreement dated May 10, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

2.   Amended and Restated Joint Filing Agreement dated December 27, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

3.   Amended and Restated Joint Filing Agreement dated August 21, 2007 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 21, 2007

	Robotti & Company, Incorporated
/s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Robert E. Robotti	Name: Robert E. Robotti
	Title: President and Treasurer

Robotti & Company, LLC	Robotti & Company Advisors, LLC
By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: President and Treasurer	Title: President and Treasurer
/s/ Suzanne Robotti	By: /s/ Kenneth R. Wasiak
Suzanne Robotti	Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.	The Ravenswood Investment Company, L.P.
By: /s/ Robert E. Robotti	By: Ravenswood Management Company, L.L.C.
Name: Robert E. Robotti	Its General Partner
Title: Managing Member	
Ravenswood Investments III, L.P.	By: /s/ Robert E. Robotti
	Name: Robert E. Robotti
By: Ravenswood Management Company, L.L.C.	Title: Managing Member
Its General Partner	
By: /s/ Robert E. Robotti	
Name: Robert E. Robotti	
Title: Managing Member	

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Kenneth R. Wasiak
	(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

(The remainder of this page was intentionally left blank)

Exhibit Index

The following documents are filed herewith or have been previously filed:

	Exhibit	Page
(1)	Joint Filing Agreement dated May 10, 2004 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P. and Suzanne Robotti	Previously Filed
(2)	Amended and Restated Joint Filing Agreement dated December 27, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.	Previously Filed
(3)	Amended and Restated Joint Filing Agreement dated August 21, 2007 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	Page 18

(The remainder of this page was intentionally left blank)

Exhibit 3

**Amended and Restated
Joint Filing Agreement**

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D Amendment No. 2 filed herewith, and any amendments hereto, relating to the Class A Common Stock (voting), $0.0166 par value, of Panhandle Oil and Gas, Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k). The undersigned parties hereby acknowledge that each shall be responsible for the timely filing of any such amendments, and for the completeness and accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: August 21, 2007

                                                                    Robotti & Company, Incorporated

    /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
    Robert E. Robotti   Name: Robert E. Robotti
                                                                      Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti   By: /s/ Robert E. Robotti
       Name: Robert E. Robotti   Name: Robert E. Robotti
       Title: President and Treasurer   Title: President and Treasurer

    /s/ Suzanne Robotti   By: /s/ Kenneth R. Wasiak
    Suzanne Robotti   Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
       Name: Robert E. Robotti   Its General Partner
       Title: Managing Member

Ravenswood Investments III, L.P.   By: /s/ Robert E. Robotti
                                                                   Name: Robert E. Robotti
By: Ravenswood Management Company, L.L.C.   Title: Managing Member
       Its General Partner

By: /s/ Robert E. Robotti
       Name: Robert E. Robotti
       Title: Managing Member